K&L Gates LLP Hearst Tower, 47th Floor 214 North Tryon Street Charlotte, NC 28202 T 704.331.7400 www.klgates.com

September 22, 2010	Mark R. Busch D 704.331.7440 F 704.353.3140 mark.busch@klgates.com

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Ronald E. Alper

Re:	ZBB Energy Corporation Registration Statement on Form S-1 Filed September 3, 2010 File No. 333-169228 Form 10-K for the Fiscal Year Ended June 30, 2010 Filed September 10, 2010 File No. 001-33540

Ladies and Gentlemen:

On behalf of ZBB Energy Corporation (the “Company”), attached are the Company’s responses to the comment in the staff’s comment letter dated September 20, 2010.

For ease of review, the staff’s comments have been repeated and numbered as in the staff’s letter.  Each comment from the staff is immediately followed by the Company’s response.

I hereby confirm on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to this letter, please call the undersigned at (704) 331-7440.

September 22, 2010

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:	Mr. Eric Apfelbach Mr. Scott Scampini

Responses of ZBB Energy Corporation to
SEC Comment Letter Dated September 20, 2010

Registration Statement on Form S-1

General

1.
Please revise your filing to update information to the latest practicable date. In this regard, we note disclosure regarding information at or as of March 31, 2010 in your risk factors and under the heading “Dilution.”

Company Response:

We have revised our filing to update the information to the latest practicable date.  We have revised disclosure regarding information in our risk factors and under the heading “Dilution” from at or as of March 31, 2010 to at or as of June 30, 2010.

Description of Securities, page 11

Warrants, page 11

2.
In the penultimate paragraph under this heading and elsewhere in your registration statement you disclose that “[p]ursuant to the Securities Purchase Agreement, in connection with each tranche the warrant will be automatically exercised with respect to the number of shares Socius becomes entitled to purchase under the warrant in connection with the tranche.” Your use of the phrase “entitled to purchase” may suggest that Socius is not obligated to exercise the warrant with respect to the number of shares associated with each tranche. Please revise throughout your registration statement to indicate that Socius is obligated to exercise the warrant for that number of shares that vests with each tranche.

Company Response:

We have revised our registration statement throughout to indicate that Socius is obligated to exercise the warrant for that number of shares that vests with each tranche.  For example, we have revised the disclosure referenced above to read “Pursuant to the Securities Purchase Agreement, in connection with each tranche the warrant will be automatically exercised with respect to the number of shares of common stock equal to 35% of the amount of the tranche at a per share price equal to the Investment Price.”

Documents Incorporated By Reference, page 19

3.	We note that you have filed your Annual Report on Form 10-K for the fiscal year ended June 30, 2010. Please update your disclosure under this heading to reflect the filing of your most recent 10-K.

Company Response:

We have updated our disclosure under this heading to reflect the filing of our most recent Form 10-K as well as the Proxy Statement for our 2010 Annual Meeting of Shareholders.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 9A Controls and Procedures, page 47

4.
We note your disclosure that your “principal executive officer and [your] principal financial officer concluded that, as of the end of the period covered by this annual report, [your] disclosure controls and procedures were effective, in that they provide reasonable assurance that information required to be disclosed by [you] in the reports [you] file or submit, under the Exchange Act, is recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission’s rules and forms.” Please confirm, and revise in future filings, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Company Response:

We confirm that based on their evaluation of our disclosure controls and procedures as of the end of the period covered by our Annual Report on Form 10-K for the year ended June 30, 2010, they concluded that these disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

In all future filings, we will state, if true, that our officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.